Exhibit 99.1

FF301 Page 1 of 9 v 1.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 January 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Li Auto Inc. Date Submitted: 06 February 2023 I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02015 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 4,500,000,000 USD 0.0001 USD 450,000 Increase / decrease (-) USD Balance at close of the month 4,500,000,000 USD 0.0001 USD 450,000 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02015 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.0001 USD 50,000 Increase / decrease (-) USD Balance at close of the month 500,000,000 USD 0.0001 USD 50,000 Total authorised/registered share capital at the end of the month: USD 500,000

FF301 Page 2 of 9 v 1.0.1 II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02015 Description Balance at close of preceding month 1,728,765,894 Increase / decrease (-) 0 Balance at close of the month 1,728,765,894 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02015 Description Balance at close of preceding month 355,812,080 Increase / decrease (-) 0 Balance at close of the month 355,812,080

FF301 Page 3 of 9 v 1.0.1 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02015 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2019 Plan (Share incentive plan adopted on 2/7/2019 as amended from time to time) 45,794,640 Others -7,000 Cancelled -6,000 45,781,640 0 45,781,640 67,919,800 General Meeting approval date (if applicable) 2). 2020 Plan (Share incentive plan adopted on 9/7/2020 as amended from time to time) 27,655,404 Others -18,000 Cancelled -103,200 27,534,204 0 27,534,204 108,355,600 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): 0 Total funds raised during the month from exercise of options: USD 458,880 Remarks: 1) Others: -7,000 refers to 7,000 options being exercised. The exercise of 7,000 options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2019 Share Incentive Plan. 2) Others: -18,000 refers to 18,000 options being exercised. The exercise of 18,000 options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2020 Share Incentive Plan.

FF301 Page 4 of 9 v 1.0.1 (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) No Stock code of shares issuable (if listed on SEHK) (Note 1) Description of the Convertibles Currency Amount at close of preceding month Movement during the month Amount at close of the month No. of new shares of issuer issued during the month pursuant thereto (C) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2028 Notes - convertible senior notes USD 862,500,000 862,500,000 0 60,861,104 Type of convertibles Bond/Notes Stock code of the Convertibles (if listed on SEHK) (Note 1) Subscription/Conversion price USD 14.17 General Meeting approval date (if applicable) Total C (WVR ordinary shares Class A): 0 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02015 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2019 Plan - restricted shares (Share incentive plan adopted on 2/7/2019 as amended from time to time) 0 0 2). 2019 Plan - restricted share unit (Share incentive plan adopted on 2/7/2019 as amended from time to time) 13,710,500 3). 2020 Plan - restricted shares (Share incentive plan adopted on 9/7/2020 as amended from time to time) 0 0 4). 2020 Plan - restricted share unit (Share incentive plan adopted on 9/7/2020 as amended from time to time) 24,570,724

FF301 Page 5 of 9 v 1.0.1 Total D (WVR ordinary shares Class A): 0 Remarks: As of 31 January 2023, 13,710,500 shares of the issuer may be issued pursuant to the restricted share units granted under 2019 Plan. 24,570,724 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Plan. 120,000 restricted share units granted under 2019 Plan were exercised during the month. The exercise of 120,000 restricted share units was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2019 Plan. 4,443,800 restricted share units granted under 2020 Plan were exercised during the month. The exercise of 4,443,800 restricted share units was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2020 Plan. 10,795,600 restricted share units were granted under 2020 Plan during the month. 148,800 restricted share units granted under 2019 Plan and 284,400 restricted share units granted under 2020 Plan were cancelled during the month. (E). Other Movements in Issued Share 1. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02015 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Other (Please specify) US ATM Offering 0 0 Total E (WVR ordinary shares Class A): 0 Remarks: US ATM Offering refers to the offer of the American Depositary Shares (“ADS(s)”) on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the Securities and Exchange Commission of the United States (“SEC”) on August 2021, including a prospectus supplement filed with the SEC on June 28, 2022, pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong. During the month ended 31 January 2023, no ADSs representing Class A Ordinary Share were issued pursuant to the US ATM Offering. Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301 Page 6 of 9 v 1.0.1 Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301 Page 7 of 9 v 1.0.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 8 of 9 v 1.0.1 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Wang Yang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 9 of 9 v 1.0.1 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”